BridgeBio Oncology Therapeutics, Inc.

256 E. Grand Avenue, Suite 104

South San Francisco, CA 94080

September 8, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	BridgeBio Oncology Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-289940

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), BridgeBio Oncology Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-289940) (the “Registration Statement”), so that it may become effective at 4:01 pm Eastern time on September 10, 2025, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Maggie Wong, Esq. of Goodwin Procter LLP at (415) 733-6071.

Very truly yours, BridgeBio Oncology Therapeutics, Inc.

By:	/s/ Eli Wallace
Name: Eli Wallace Title: Chief Executive Officer

cc: Maggie Wong, Goodwin Procter LLP